July 26, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John Hartz

Re:	GenCorp Inc.
Form 10-K for the Fiscal Year ended November 30, 2010
Filed February 2, 2011
Form 10-Q for the Fiscal Quarter ended May 31, 2011
Filed July 5, 2011
Schedule 14A
Filed February 17, 2011
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated July 20, 2011 including an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced documents filed by GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff’s comment in the body of this letter and have provided our response thereto immediately following the comment.

Form 10-Q for the Fiscal Quarter Ended May 31, 2011

Exhibit 32.1 - Section 906 Certifications

1.  We note that these certifications identify the report as the company’s Form 10-Q for the period ended May 31, 2010.  Since these certifications incorrectly identified the report with which it was filed, you must refile your full Form 10-Q as an amendment with the corrected Section 906 certifications attached and new Section 302 certifications.  Please note that the revised certifications must refer to the Form 10-Q/A and be currently dated.

In accordance with the Staff’s comment, the Company is re-filing in full its Form 10-Q for the quarterly period ended May 31, 2011 as an amendment with the corrected Section 906 certificates and new Section 302 certifications attached.   The revised certifications refer to the Form 10-Q/A filing and are dated as of the date hereof.

July 26, 2011

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary